Exhibit (a)(2)
Broadcom Colleagues:
As you are aware, we recently performed a voluntary review of Broadcom’s equity award practices. As a result of that review, revised measurement dates were applied to most of the stock option grants awarded between June 1998 and May 2003. One or more of those options may also be deemed to be “below-market” options under Section 409A of the Internal Revenue Code.
I am pleased to announce that today Broadcom is launching a program that offers eligible employees who hold options that may potentially be subject to Section 409A of the Internal Revenue Code the opportunity to amend or replace their options to avoid any adverse tax consequences under Section 409A. You are receiving this email because you hold one or more affected options. The specifics of the program are described in complete detail in the formal Offer to Amend or Replace Eligible Options (the “Offer Document”) that we filed with the Securities and Exchange Commission today. A copy of that document is available on the Broadcom Intranet at http://intranet.broadcom.com/stock.
Brief Description of the Program
As discussed in greater detail in the Offer Document, if you tender an affected option that is amended pursuant to the program, the current exercise price in effect for that option will be adjusted to the lower of (i) the fair market value per share of Broadcom Class A common stock on the revised measurement date applied to that option as a result of the review and (ii) the closing selling price per share of our Class A common stock on the date on which the option is amended. The new exercise price per share will be designated the “Adjusted Exercise Price” and will become effective on the first business day following the expiration of the offer. No other changes will be made to your affected option. Accordingly, each amended option will otherwise continue to be subject to the same vesting schedule, exercise period, option term and other terms and conditions as in effect for that option immediately prior to the amendment. Each participant whose affected options are so amended will become entitled to a special cash payment with respect to those options. The amount of the cash payment payable with respect to each option that is amended will be determined by multiplying (i) the number of shares of Class A common stock subject to each amended option and (ii) the amount by which the adjusted exercise price for that option exceeds the current exercise price in effect for that option. The cash payment will be made on the first regular payday in January 2008, and will be subject to both income and FICA tax withholding. No tax gross-up payment will be made since this cash payment is merely a substitute for the taxable compensation that could have been realized had the option’s strike price not been changed through this Offer.
However, if the Adjusted Exercise Price so determined would be the same or lower than the exercise price per share currently in effect for an affected option, then that option will, on the Amendment Date, be cancelled and immediately replaced with a new option that is exactly the same as the cancelled option, with the same exercise price per share, vesting schedule and expiration date, but with a new grant date. The cancellation and regrant is necessary to evidence the remedial action required under Section 409A with respect to an affected option whose current exercise price is not increased. No cash payment will be made with respect to a replaced option because the exercise price for that option will be the same as the exercise price in effect for the tendered option.
We urge you to read the entire Offer to Document very carefully. To avoid network and printer congestion, please do not print the file at Broadcom. We will provide hard copies of the Offer Document soon at all Broadcom locations.

Action Items Required by You
Today we will be mailing to your home address a personalized Letter of Transmittal containing information about the options you hold that are eligible for this program, and instructions for completing and returning the Letter of Transmittal.
Participation in the program is completely voluntary and you are not required to tender any of your affected options for amendment or replacement. However, if you elect not to tender your affected options, you will be solely responsible for any adverse tax consequences that may arise under Section 409A without any expectation of reimbursement by Broadcom.
Whether or not you choose to tender your options under the program, you must complete, sign and date your Letter of Transmittal and return it to us by mail, courier, hand delivery (during normal business hours) or facsimile by 6:00 p.m. Pacific Time on Friday, April 20, 2007 to:
     Broadcom Corporation
     Attn: Shareholder Services Department
     P.O. Box 57013
     Irvine, CA 92619-7013
     Facsimile: (949) 926-8087
Questions
If you have any questions regarding this program, you may call or email Shareholder Services at (949) 926-6400 or tenderoffer@broadcom.com.
We are pleased to be able to take these steps so that our valued employees may avoid adverse tax consequences under Section 409A.